May 9, 2022

VIA EDGAR

Edgar Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Virtus Variable Insurance Trust

File No. 811-04642

Ladies and Gentleman:

This letter sets forth responses to oral comments received from Anu Dubey of the staff of the Securities and Exchange Commission (the “SEC”) on April 27, 2022, pertaining to the preliminary proxy statement on Schedule 14A that was filed by Virtus Variable Insurance Trust on April 20, 2022. Where noted, changes, as applicable, have been made to the proxy statement.

Set forth below is each comment and the Trust’s response thereto.

1.	Comment:	On the Notice of Special Meeting of Shareholders, please revise the chart so that “to consider and act upon such other matters as may properly come before the Meeting and any adjourned or postponed session thereof” is removed as Proposal 3 as it is not a separate item to be voted upon and is not listed on the proxy card.

	Response:	Requested revision has been made.

2.	Comment:	On the Notice of Special Meeting of Shareholders, if accurate, please revise the sentence “The Trust’s Board of Trustees recommends that shareholders of the Series vote to approve the proposal” to “The Trust’s Board of Trustees recommends that shareholders of the Series vote to approve the proposals”.

	Response:	Requested revision has been made as it is accurate.

EDGAR Operations Branch
May 9, 2022

3.	Comment:	On Page 2 of the Proxy Statement, the second sentence in the second paragraph under “General Voting Information” states that “In certain circumstances, an Insurance Company has the right to disregard voting instructions from certain Contract Owners.” Please supplementally explain in your response what those circumstances would be.

	Response:	Registrant has added the following to disclose under what circumstances we would disregard voting instructions:

“An Insurance Company may, if required by state insurance regulations, disregard voting instructions which would require shares to be voted for a change in the sub-classification or investment objectives of a Series, or to approve or disapprove an investment advisory agreement for a Series. We may also disregard voting instructions that would require changes in the investment policy or investment adviser for a Series, provided that we reasonably determine to take this action in accordance with applicable federal law. If we disregard voting instructions we will include a summary of the action and reasons therefore in the next annual report to Contract Owners.”

4.	Comment:	On Page 3 of the Proxy Statement, please disclose in the fourth sentence in the fourth paragraph how abstentions are treated for purposes of determining the quorum.

	Response:	Disclosure has been added that abstentions will be counted as present for the purpose of determining whether there is a quorum present.

5.	Comment:	On Page 3 of the Proxy Statement, please revise the fifth sentence in the fourth paragraph to state that it applies only to Proposal 2 and additionally add a sentence about the vote required to approve Proposal 1.

	Response:	Requested revision has been made. The following disclosure has been added: “With respect to Proposal 1, each individual standing for election must receive a plurality of the votes cast at the Meeting, meaning the seven individuals who receive the most votes will be elected. If as expected, no one else stands for election at the Meeting and a quorum is present, the Nominees will be elected at the Meeting.”

6.	Comment:	On Page 3 of the Proxy Statement, in the seventh sentence in the fourth paragraph, please also disclose the affect of abstentions on Proposal 1.

EDGAR Operations Branch
May 9, 2022

	Response:	Requested revision has been made. The following disclosure has been added: “With respect to Proposal 1, abstentions are not counted as a vote cast either “FOR” or “AGAINST” a Nominee, and therefore will have no effect on the outcome of the election of Trustees.”

7.	Comment:	On Page 31 of the Proxy Statement, in the last sentence of the first paragraph under “Required Vote”, please disclose that approval by one Series in the Trust is not contingent upon any other Series’ approval.

	Response:	Requested revision has been made. The following disclosure has been added: “Proposal 2 will be implemented for each Series for which the required shareholder vote is obtained, even if certain other Series do not approve the proposal.”

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In connection with this filing, the Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement; (2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and (3) the Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Any questions or comments with respect to this filing may be directed to the undersigned at (212) 660-3069.

Sincerely,

/s/ Rachael L. Schwartz
Rachael L. Schwartz

cc:           Kevin J. Carr, Esq.